Exhibit 99.17

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	18	11	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	93,482	136,000	7,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£5.43	£4.67	£4.40

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Apollo Nominees Limited Account ID DEP	Ordinary	178,610

Address
1 Finsbury Avenue London
UK postcode EC2M 2PP

Name	Class of shares allotted	Number allotted
Mr Peter Wickham Sheppard	Ordinary	10,872

Address
6 Elm Tree Close Blackthorn Oxfordshire
UK postcode OX25 1TS

Name	Class of shares allotted	Number allotted
Hubert Baraer	Ordinary	10,000

Address
6 rue Bellecombe 69006 Lyon France
UK postcode

Name	Class of shares allotted	Number allotted
Jean Janel	Ordinary	10,000

Address
38 Rue du Mayne 33370 Tresses France
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Daniel Batier	Ordinary	10,000

Address
8 Rue de la Bellongerais 35700 Rennes France
UK postcode

Name	Class of shares allotted	Number allotted
Patrick Charliot	Ordinary	10,000

Address
190 Rue Frederic Chopin 73100 Aix les Bains France
UK postcode

Name	Class of shares allotted	Number allotted
Douglas C Kieninger	Ordinary	7,000

Address
11327 Avant Lane Cincinnati Ohio 45249 USA
UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 18/11/05
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
	DX number	DX exchange

coform